AFYA ANNOUNCES APPOINTMENT OF MARCELO KEN SUHARA AS THE CHAIR MEMBER OF THE AUDIT,

RISKS AND ETHICS COMMITTEE

Belo Horizonte, Brazil, July 29, 2026 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, announced today that Marcelo Ken Suhara was appointed, on July 27, 2026, as Chair Member of its Audit, Risks and Ethics Committee.

Mr. Suhara, who currently serves as an independent member of Afya’s Board of Directors and a member of the Audit, Risks and Ethics Committee and the Audit Committee financial expert, succeeds João Paulo Seibel de Faria as the Chair Member of the Audit, Risks and Ethics Committee and will continue to serve as the Audit Committee financial expert and an independent member of the Board of Directors.

The appointment follows the passing of João Paulo Seibel de Faria, who served as the Chair Member of the Audit, Risks and Ethics Committee and as an independent member of the Company’s Board of Directors. The Company expresses its deepest gratitude to Mr. Faria for his dedication, leadership and meaningful contributions to Afya’s governance and long-term success throughout his tenure. The Board of Directors and management team extend their sincere condolences to Mr. Faria’s family and loved ones.

Afya’s Board of Directors is composed of two co-chairmen, one representing Bertelsmann SE&Co. KGaA, and one representing the Esteves family, one more member of the Esteves family, two more members of Bertelsmann SE & Co. KGaA, and three independent members, resulting in a diversity of skills and experience to enhance Afya’s decision-making.

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited